UMB SCOUT FUNDS, ON BEHALF OF
                               UMB SCOUT BOND FUND

                   FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT


THIS AGREEMENT is made effective as of the 1st day of July 2008, by and between UMB SCOUT FUNDS, a Delaware statutory trust (the "Trust"), on behalf of its UMB SCOUT BOND FUND series (the "Fund"), and SCOUT INVESTMENT ADVISORS, INC., a Missouri corporation (the "Advisor").

WHEREAS, the Trust and the Advisor have previously entered into an agreement, dated October 31, 2006 (the "Prior Agreement"), regarding fee waiver and expense assumption arrangements pertaining to the UMB Scout Stock Fund, UMB Scout Growth Fund and UMB Scout Bond Fund series of the Trust; and

WHEREAS, the Trust and the Advisor wish to terminate the Prior Agreement with respect to the Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

The Advisor hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Fund, to the extent necessary so that the Fund's Total Annual Operating Expenses (excluding any taxes, interest, brokerage fees, certain insurance costs and extraordinary expenses), for a period commencing on the date of this Agreement through October 31, 2009, do not exceed 0.57% of average daily net assets for the Fund.

The Trust, on behalf of the Fund, agrees to repay the Advisor any waived fees or reimbursed expenses for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Advisor waived fees or reimbursed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total annual operating expenses (excluding any taxes, interest, brokerage fees, certain insurance costs and extraordinary expenses) of the Fund to exceed any applicable expense limitation that is in place for the Fund at the time of the reimbursement. The Trust agrees to furnish or otherwise make available to the Advisor such copies of its financial statements, reports, and other information relating to its business and affairs as the Advisor may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement may not be assigned by the Advisor without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger or liquidation of the Fund.



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         The parties hereto have caused this Agreement to be effective as of the
1st day of July, 2008.


                                  UMB SCOUT FUNDS


                                  By: /S/ GARY W. DICENZO
                                      ------------------------------------------


                                  Name and Title: GARY W. DICENZO - PRESIDENT
                                                  ---------------------------


                                  SCOUT INVESTMENT ADVISORS, INC.


                                  By: /S/ C. WARREN GREEN
                                      ------------------------------------------


                                  Name and Title:  C. WARREN GREEN - CFO
                                                   ---------------------